02037069

NO ACT
P.E 3.25.02
1-08974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/19/2002

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

Re: Honeywell International Inc.
Incoming letter dated March 25, 2002

Dear Mr. Patrick:

This is in response to your letter dated March 25, 2002 concerning a shareholder proposal submitted to Honeywell by June Kreutzer and Cathy Snyder. We also have received a letter on behalf of the proponents dated April 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: June Kreutzer
Cathy Snyder
54 Argyle Place
Orchard Park, New York 14127

CRGH

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245

973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

1934 Act/Rule 14a-8(d), (8)(i)(3), 8(c) and 8(e)

March 25, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareowner Proposal—Independent Auditor Fees
(Chevedden/Kreutzer and Snyder)

Ladies and Gentlemen:

Enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 are five additional copies of this letter, along with a shareowner proposal and statement of support submitted by John Chevedden, purportedly on behalf of June Kreutzer and Cathy Snyder, for inclusion in the proxy materials for the 2002 Annual Meeting of Shareowners of Honeywell International Inc. (The proposal and supporting statement are collectively referred to as the "Proposal.")

We respectfully request the Staff's concurrence that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2002 proxy materials.

Resolution: *"Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board."*

Background: The Company received the instant Proposal on February 28, 2002 (copy enclosed). By letter dated March 8, 2002 (copy enclosed), we advised Mr. Chevedden by email and facsimile, and Ms. Kreutzer and Ms. Snyder by overnight courier, that the Proposal contained a number of statements that were false and misleading, that the Proposal exceeded the 500-word limit of Rule 14a-8(d). The Company also indicated to Mr. Chevedden that we believed him to be the true Proponent of the Proposal, and that since he had submitted a second proposal for the same Annual Meeting (the "Annual Election Proposal"), he must therefore eliminate either the instant Proposal, or the Annual Election Proposal pursuant to Rule 14a-8(c). Pursuant to Rule 14a-8(f)(1), we informed Mr. Chevedden, Ms. Kreutzer and Ms. Snyder that they had 14 days from receipt of notice of these deficiencies to remedy them. We have submitted a separate no-action request in respect of the Annual Election Proposal. We have received no response to our March 8 letter within the 14-day period described in Rule 14(d)(8)(f)(1).

Grounds for Omission:

A. Rule 14a-8(d)

Rule 14a-8(d) allows a registrant to exclude a proposal if the proposal and its supporting statement exceed 500 words in length. The instant Proposal exceeds 500 words in length. By the Company's count, the Proposal exceeds the 500 word limitation by 34 words. The word count begins with "Shareholders request ..." and ends with "Yes on __." Despite proper notice from the company on March 8, Mr. Chevedden has not been remedied the defect within the 14-day period for response described in Rule 14(d)(8)(f)(1).

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) allows a registrant to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. Note (b) to Rule 14a-9 gives as an example of a potentially misleading statement: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal contains a number of statements that are false and misleading within the meaning of Rule 14a-9. Therefore, it is my opinion that the Proposal may properly be omitted from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3).

The following are examples of statements in the Proposal that are false and misleading within the meaning of Rule 14a-9:

(1) The Proposal states "This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC said it reached its position in view of the widespread public debate concerning the impact of non-audit services on auditor independence. The SEC also cited the increasing recognition that the independence of auditors raises significant policy issues." This paragraph misleadingly suggests that the SEC has endorsed the Proposal, when in fact it was merely stating an inability to concur in a no-action position.

(2) The Proposal states that "According to the Honeywell 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) – yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron." The comparison to Enron, given the controversy that company has faced in the last several months, is misleading. In fact, Honeywell paid a comparable amount of non-audit fees paid to PwC compared to non-audit fees paid by other companies of our size and complexity. United Technologies Corporation, for example, paid $25.8 million in non-audit fees in 2001 while Honeywell paid $27 million in 2000. The attempt to compare Honeywell to Enron is false and misleading and an attempt to impugn the reputation of Honeywell.

As indicated above, the Proposal is based on statements that are false and misleading, and it is my opinion that the Company may omit the entire Proposal from the Company's 2002 proxy materials pursuant to Rule 14a-8(i)(3). See, e.g., Wm. Wrigley Jr. Company (November 18, 1998); NationsBank Corporation (January 29, 1998). This is especially true where, as here, the Proposal has been submitted by someone who is experienced in submitting shareowner proposals under Rule 14a-8 and the Company had specifically given notice that the instant Proposal contained false and misleading statements, and Mr. Chevedden has failed to appropriately modify the Proposal. If the Staff does not agree with the omission of the entire Proposal, at the very least the foregoing false and misleading statements should be omitted. See, e.g., AlliedSignal Inc. (January 29, 1999); SL Industries, Inc. (September 2, 1998).

C. <u>Rule 14a-8(c) and 8(e)</u>

The Company respectfully submits that it may omit the instant Proposal from its 2002 proxy materials under Rule 14a-8(c), the "one-proposal" rule or because the Proposal was submitted after the deadline. Mr. Chevedden has submitted two proposals for the 2002 Annual Meeting, the instant Proposal and the Annual Meeting Proposal, and he has not withdrawn one of the proposals after the Company asked him to do so. See, e.g., Pacific Enterprises (February 19, 1998); Fotoball, Inc. (May 6, 1997); Allstate Corporation (January

29, 1997); The Harper Group, Inc. (January 7, 1997); HRE Properties (January 16, 1996); Storage Technologies Corp. (January 12, 1996); Waxman Industries (July 28, 1995).

In its March 8 letter to Mr. Chevedden with respect to the instant Proposal, the Company noted that the letter sent in the names of Ms. Kreutzer and Ms. Snyder with respect to the instant Proposal was sent from Mr. Chevedden's fax machine and the two signatures purporting to be those of Ms. Kreutzer and Ms. Snyder were in the same handwriting. Ms. Kreutzer and Ms. Snyder supplied a letter on March 10 purporting to acknowledge the proposal as their own (copy attached). However, Honeywell had imposed a February 28 deadline for submission of shareowner proposals for the 2002 Annual Meeting. This deadline was unambiguously set forth in Honeywell's 2001 proxy statement and in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The purported grant of authority on March 10, 2002 was not timely to constitute the instant Proposal a proposal of Ms. Kreutzer and Ms. Snyder. The Annual Meeting Proposal was written and sent by Mr. Chevedden on February 28, 2002, together with the instant Proposal, and Mr. Chevedden has not withdrawn one of the proposals as required by Rule 14(a)(8)(c).

Rule 14a-8(e) provides an independent basis for omission of the Proposal in these circumstances. Honeywell's 2002 Annual meeting has been changed more than 30 days from the date of last year's meeting. Therefore, under Rule 14a-8(e)(2), the deadline for submission of shareowner proposals under Rule 14a-8 for Honeywell's 2002 Annual Meeting is "a reasonable time before the company begins to print and mail its proxy materials." As discussed above, Honeywell announced its February 28, 2002 deadline for 2002 shareowner proposals in both its 2001 proxy materials and in its only intervening quarterly report on Form 10-Q. Mr. Chevedden implicitly recognized this deadline when he submitted the instant Proposal and the Annual Election Proposal on February 28. The instant Proposal, however, bore no evidence that it was actually the proposal of Ms. Kreutzer and Ms. Snyder when received by Honeywell on the deadline. On March 10, we received a facsimile of a notarized letter from Ms. Kreutzer and Ms. Snyder acknowledging the Proposal as their own. This letter, however, arrived 10 days after the deadline and cannot be regarded as curing the apparent absence of authority when the Proposal was submitted. In short, either the Proposal was Mr. Chevedden's, in which case it may be omitted on the basis of the "one proposal" rule, or it was Ms. Kreutzer's and Ms. Snyder's, in which case it was not complete until 10 days after the deadline and may be omitted on that basis.

If you have any questions or require additional information concerning this matter, please call me at 973/455-5208. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at 973/455-4413 when it is available.

Sincerely,

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Ms. June Kreutzer
Ms. Cathy Snyder
54 Argyle Place
Orchard Park, NY 14127

June Kreutzer
Cathy Snyder
54 Argyle Place
Orchard Park, New York 14127

FX: 973/455-4002
PH: 973/455-5207

Mr. Lawrence A. Bossidy
Chairman
Honeywell International, Inc. (HON)
101 Columbia Road
Morris Township, NJ 07960

Dear Mr. Bossidy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this does not include authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

June W. Kreutzer
June Kreutzer — 2/28/2002 Date

Cathy Snyder
Cathy Snyder — 2/28/2002 Date

cc:
Victor P. Patrick
Secretary
FX: 973/455-5350
PH: 973/455-5208

Mr. Lawrence A. Bossidy, Chairman, Honeywell International, Inc. (HON)
FX: 973/455-4002, PH: 973/455-5207

Rule 14a-8 Proposal for 2002 Annual Meeting
The required stock will be continuously held past annual meeting date.
Proposal submitted by June Kreutzer and Cathy Snyder
February 28, 2002

6 – Honeywell Auditors to Only Audit

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references including each ballot. This is in the interest of clarity.]

Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC said it reached its position in view of the widespread public debate concerning the impact of non-audit services on auditor independence. The SEC also cited the increasing recognition that the independence of auditors raises significant policy issues.

Disney then adopted a key part of this proposal before it came to a vote at the February 2002 Disney annual meeting:

With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retaining its auditors for consulting services or other non-audit functions.

Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders – and the market as a whole – have full confidence in our financial reports, including the integrity of the auditing process."

New Securities and Exchange Commission rules require companies to disclose how much they pay their audit firms for audit services and non-audit services. The results have been startling.

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be in an audit when it is also making millions of dollars providing the client with non-audit services.

Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

According to the Honeywell 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) – yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron. The current PwC non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urgedauditors to not accept non-audit fees from companies. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of shareholders for our Board to adopt a policy or bylaw that in the future the Company's independent auditors shall provide only audit services to the Company and not provide non-audit services.

Honeywell Auditors to Only Audit
Yes On 6

---

* The company is respectfully requested to insert the correct page number for the 2002 proxy.

Honeywell

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

March 8, 2002

Ms. June Kreutzer
Ms. Cathy Snyder
54 Argyle Place
Orchard Park, NY 14127

Dear Ms. Kreutzer and Ms. Snyder:

We received the attached facsimile on February 28, 2002, containing a shareowner proposal for Honeywell's 2002 Annual Meeting of Shareowners. The letter was sent in your names, but it came from a facsimile machine in the Los Angeles area, and the two signatures on it appear to be in the same handwriting. The letter designates Mr. John Chevedden as your representative for matters relating to the proposal but, based on the letter alone, we are not able to verify that you sent it or authorized it.

If the proposal is included in our proxy statement, we will, in accordance with SEC rules, list in our proxy statement your names, your address and the number of shares you jointly own. Of course, as matter of courtesy, we would not want to include that information about you in a broad mailing to our shareowners unless you have in fact signed the proposal or authorized it to be submitted on your behalf.

Therefore, in order to avoid any possibility of confusion or misunderstanding, I would appreciate it if you would send me verification that the proposal was submitted by you or on your behalf, such as either:

(1) a letter with your actual signatures, so I can verify the signatures on the proposal, or

(2) a copy of your letter to Mr. Chevedden authorizing (a) the submission of the proposal on your behalf and (b) the signature of your names on it.

The proposal as submitted contains procedural deficiencies, which are explained in the attached copy of a letter to Mr. Chevedden. We also reserve the right to challenge your proposal in a "no-action" request to the SEC.

Pursuant to SEC Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Very truly yours,

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Attachment

cc: Peter M. Kreindler
Senior Vice President and General Counsel

June Kreutzer
Cathy Snyder
54 Argyle Place
Orchard Park, New York 14127

FX: 973/455-4002
PH: 973/455-5207

Mr. Lawrence A. Bossidy
Chairman
Honeywell International, Inc. (HON)
101 Columbia Road
Morris Township, NJ 07960

Dear Mr. Bossidy,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this does not include authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

June W. Kreutzer 2/28/2002
June Kreutzer Date

Cathy Snyder 2/28/2002
Cathy Snyder Date

cc:
Victor P. Patrick
Secretary
FX: 973/455-5350
PH: 973/455-5208

Mr. Lawrence A. Bossidy, Chairman, Honeywell International, Inc. (HON)
FX: 973/455-4002, PH: 973/455-5207

Rule 14a-8 Proposal for 2002 Annual Meeting
The required stock will be continuously held past annual meeting date.
Proposal submitted by June Kreutzer and Cathy Snyder
February 28, 2002

6 – Honeywell Auditors to Only Audit

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references including each ballot. This is in the interest of clarity.]

Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote but was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC said it reached its position in view of the widespread public debate concerning the impact of non-audit services on auditor independence The SEC also cited the increasing recognition that the independence of auditors raises significant policy issues.

Disney then adopted a key part of this proposal before it came to a vote at the February 2002 Disney annual meeting:
With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retaining its auditors for consulting services or other non-audit functions.
Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders -- and the market as a whole – have full confidence in our financial reports, including the integrity of the auditing process."

New Securities and Exchange Commission rules require companies to disclose how much they pay their audit firms for audit services and non-audit services. The results have been startling.

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be in an audit when it is also making millions of dollars providing the client with non-audit services.
Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

According to the Honeywell 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) – yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron. The current PwC non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urgedauditors to not accept non-audit fees from companies. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of shareholders for our Board to adopt a policy or bylaw that in the future the Company's independent auditors shall provide only audit services to the Company and not provide non-audit services.

Honeywell Auditors to Only Audit
Yes On 6

---

* The company is respectfully requested to insert the correct page number for the 2002 proxy.

FAX: 973 455-4413

54 Argyle Place
Orchard Park, NY 14127-2615

33 Allen Lane
Orchard Park, NY 14127

Mr. Victor P. Patrick
VP, Secretary & Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
P. O. Box 2245
Morristown, NJ 07962-2245

Dear Mr. Patrick:

Thank you for your thoroughness in ascertaining that we did indeed wish to submit the shareowner proposal for Honeywell's 2002 Annual Meeting of Shareowners.

Yes, Mr. John Chevedden is to be our representative and we hope this letter--which we are having notarised--will make that clear.

Should you require any further information/verification, you may phone or FAX us here in Orchard Park, NY.

June Kreutzer	716 662-9288	(phone)
Cathy Snyder	716 662-0531	(phone)
Both of us	716662-4622	(FAX)

We hope our proposal can be resubmitted by Mr. Chevedden to conform to your rules limiting the number of words acceptable for such a submission.

In view of the whole Enron debacle, we are anxious to have our proposal considered and we will therefore appreciate your letting us know if this letter does not give you the information you are seeking.

Sincerely,

June W. Kreutzer 3/10/2002
June Kreutzer

Cathy Snyder March 10, 2002
Cathy Snyder

Sworn to before me this
10th day of March, 2002

LORI A. CLAPPER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES [illegible]
REG. [illegible]

Lori A Clapper
Notary public

CC: Mr. John Chevedden

Honeywell

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

Honeywell International Inc.
101 Columbia Road
P.O. Box 2245
Morristown, NJ 07962-2245
973 455-5208
973 455-4413 Fax
victor.patrick@honeywell.com

March 8, 2002

BY E-MAIL, FAX (310/371-7872) AND UPS

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will confirm receipt by Fax of your letters dated February 28, 2002, submitting (1) a proposal in your name relating to the annual election of directors and (2) a proposal in the name of June Kreutzer and Cathy Snyder relating to audit services provided by our independent audit firm, both for inclusion in Honeywell's proxy statement for its 2002 Annual Meeting of Shareowners.

Your submissions include a number of statements that are vague, false and misleading, and we reserve our right to challenge these statements and other aspects of both proposals in "no-action" requests to the SEC.

To preserve our rights under the SEC's proxy rules, we hereby notify you of the following eligibility and procedural deficiencies with your submissions:

(1) SEC Rule 14a-8(d) provides that a proposal and its supporting statement may not exceed 500 words in the aggregate. In accordance with SEC Rule 14a-8(f), we hereby notify you that each submission exceeds that number and that you must reduce each proposal and supporting statement to an aggregate of 500 words or less.

(2) SEC Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular meeting. With respect to the proposal submitted in the names of June Kreutzer and Cathy Snyder, the letter was sent from your facsimile machine and the two signatures on the letter seem to be in the same handwriting. We are writing separately to Ms. Kreutzer and Ms. Snyder asking them to confirm that they authorized you to submit it on their

behalf. In accordance with Rule 14a-8(f), we hereby notify you that in the absence of such authority you must eliminate one of the two proposals.

Your response to correct the foregoing deficiencies should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

Sincerely,

Victor P. Patrick
Vice President, Secretary and
Deputy General Counsel

cc: Ms. June Kreutzer
Ms. Cathy Snyder
54 Argyle Place
Orchard Park, NY 14127

Peter M. Kreindler
Senior Vice President and General Counsel

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

April 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International Inc. (HON)
Investor Response to Company No Action Request
Auditor Proposal

Ladies and Gentlemen:

This letter is respectfully submitted in response to the Honeywell International Inc. (HON) no action request.
It is believed that the company is required to meet the burden of proof according to rule 14a-8.

The following points may be defects in the company attempt to meet the company burden of proof requirement.
This burden of proof requirement includes the company burden to produce conclusive evidence.

Page 1) [1 corresponds to the page number in the company no action request.]
1) Enclosed is the copy of the condensed proposal that was timely forwarded to the company.
1) The company has not even provided any proof that it actually received the admitted February 28, 2002 fax or could prove that it received the February 28, 2002 fax if this fax was misplaced.
1) The company lack of credibility here calls into question whether the company can establish receipt or non-receipt of any fax.
1) The company fails to cite any rule that a shareholder is required to act according to a company "belief" on proposal sponsorship – regardless of the plausibility of the company "belief."

Page 3)
3) There is no support for company claim: "misleadingly suggests that the SEC has endorsed the Proposal."
3) The company claim regarding United Technologies Corporation non-audit fees is inconclusive since there is no company claim that the Honeywell and UTC audit-to-non-audit fee ratio is comparable.

Page 4)
4)The company claim is inconclusive:
The company does not claim that the "grant of authority" the company cites is the only applicable "grant of authority."
4)The company claim is again inconclusive:

The company does not explain any relationship of the company cited formal "grant of authority" to the 14-day rule for the company to introduce procedural issues.

Additional supporting material will be submitted.
The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,

John Chevedden
Company Shareholder
cc:
June Kreutzer
Cathy Snyder
Honeywell

Mr. Lawrence A. Bossidy, Chairman, Honeywell International, Inc. (HON)
FX: 973/455-4002, FX: 973/455-4413

Rule 14a-8 Proposal for 2002 Annual Meeting
In response to company request for revision
The required stock will be continuously held past annual meeting date.
Proposal submitted by June Kreutzer and Cathy Snyder as confirmed separately
→ March 12, 2002

---

6 – Proposal: Limit Auditors to Auditing Only

[This proposal title – no more, no less – is designated by the shareholder and intended for unedited publication in all references includingeach ballot. This is in the interest of clarity.]

Shareholders request that our Board adopt a policy or bylaw that the Company's independent accountant/audit firm will provide only audit services to the Company and not provide any other services. This exclusion of other services can apply to a spin-off of the audit firm at the discretion of our board.

This proposal is patterned on the 2002 proposal submitted to Walt Disney Company (DIS) by United Association S&P 500 Index Fund. Disney attempted to exclude the Index Fund proposal from shareholder vote. However, Disney was unable to obtain regulatory concurrence from the Securities and Exchange Commission. The SEC cited

1) Widespread public debate concerning the impact of non-audit services on auditor independence.
2) The increasing recognition that the independence of auditors raises significant policy issues.

Disney then adopted a key part of this proposal:
With the Enron scandal still in full bloom, Walt Disney reiterated its new policy of no longer retainingits auditors for consulting services or other non-audit functions.
Daily News, Los Angeles, Calif., Feb. 20, 2002

Disney Chairman Michael Eisner said, "In the current world, it's become more important than ever to make sure our shareholders – and the market as a whole – have full confidence in our financialreports, includingthe integrity of the auditingprocess."

The nation's biggest companies paid far more money than previously estimated to their independent auditing firms for non-audit services in 2000. This renews questions about whether such fees create conflicts of interest for audit firms. At issue: How objective can an audit firm be when it is also makingmillions of dollars providing non-audit services.
Wall Street Journal, April 10, 2001

The *Wall Street Journal* reported that of the 307 S&P 500 companies it surveyed, non-audit services fees averaged nearly 3-times as big as audit fees.

According to the Honeywell 2001 proxy our company paid $32 million to PricewaterhouseCoopers (PwC) – yet only $5 million was for auditing. Our company paid approximately the same amount to its auditors for non-audit work as Enron did. The current PwC* non-audit fees are on page 11* of this publication.

Leadinginstitutional investors urged auditors to not accept non-audit fees. The California Public Employees' Retirement System's (CalPERS) General Counsel, Kayla J. Gillan, said: The SEC should draw a bright-line test: no non-audit services to an audit client. TIAA-CREF's Chairman John H. Biggs wrote: "...*independent public audit firms should not be the auditors of any* company for which they simultaneously provide other services."

It is respectfully submitted that it would be in shareholders' best interest to adopt a policy or bylaw that henceforth the Company's independent auditors provide only audit services to the Company.

Proposal: Limit Auditors to Auditing Only
Yes On 6

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* The company is respectfully requested to insert the correct and audit firm and page number for the 2002 proxy.

Brackets "[ ]" enclose text not intended for publication.

ACTIVITY REPORT

TIME : 03/12/2002 22:21
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FAX : 03103717872
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DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
03/12	21:54	19734554002 HON	01:06	02	OK	TX ECM
03/12	21:56	19734554413 HON	01:06	02	OK	TX ECM

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POL : POLLING
RET : RETRIEVAL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated March 25, 2002

The proposal relates to Honeywell's independent auditors

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by 14a-8(d) and your representation that the proponent failed to reduce the proposal to less than 500 words within 14 days of receipt of Honeywell's request. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Honeywell relies.

Sincerely,

Keir D. Gumbs
Special Counsel